EAGLE PHARMACEUTICALS, INC.

50 Tice Boulevard

Woodcliff Lake, NJ 07677

(201) 326-5300

December 12, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Chris Edwards

Mary Beth Breslin

Re:                             Eagle Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed November 15, 2019

File No. 333-234742

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-234742) (the “Registration Statement”) to become effective on Monday, December 16, 2019, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”).  The Registrant hereby authorizes Marc Recht of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Marc Recht of Cooley LLP, counsel to the Registrant, at (617) 937-2316.

In connection with this request, the Registrant acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EAGLE PHARMACEUTICALS, INC.

By:	/s/ Pete Meyers
Name: Pete Meyers
Title: Chief Financial Officer

cc:                                Scott Tarriff, Chief Executive Officer, Eagle Pharmaceuticals, Inc.

Michael Cordera, Esq., Executive Vice President and General Counsel, Eagle Pharmaceuticals, Inc.